Filed Pursuant to Rule 424(b)(3)

Registration No. 333-235548

PROSPECTUS

AYTU BIOSCIENCE, INC.

10,000,000 Shares of Common Stock Issuable upon Exercise of PIPE Warrants

10,000,000 Shares of Common Stock Issuable upon Conversion of Series F Convertible Preferred Stock

This prospectus relates to the resale of 20,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”) of Aytu BioScience, Inc. (the “Company”) by Armistice Capital Master Fund Ltd. and Altium Capital Management LP (the “Selling Stockholders”). The Common Stock includes (1) 10,000,000 shares of Common Stock issuable upon the exercise of PIPE warrants (the “PIPE Warrants”) issued pursuant to the securities purchase agreement, dated October 11, 2019 (the “Purchase Agreement”) by and between us and the Selling Stockholders and (2) 10,000,000 shares of Common Stock issuable upon the conversion of 10,000 shares of Series F Convertible Preferred Stock (“Series F Preferred Stock”) of the Company issued to the Selling Stockholders pursuant to the Purchase Agreement. The PIPE Warrants have an exercise price of $1.25 per share, each subject to adjustment as described below. We will receive the proceeds from the exercise of the Warrants. We will not receive any proceeds from the conversion of Series F Preferred Stock or from the sale of any shares of Common Stock by the Selling Stockholders pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that the Selling Stockholders will offer or sell any of the shares of Common Stock. The Selling Stockholders may sell the shares of Common Stock offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under the caption “Plan of Distribution.” The shares of Common Stock may be sold at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices.

Our Common Stock is traded on the NASDAQ Capital Market (“NASDAQ”) under the symbol “AYTU”. On January 8, 2020, the last reported sales price of our Common Stock was $0.90 per share.

An investment in our securities involves risks. See “Risk Factors” beginning on page 5 of this prospectus, page 13 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2019, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 10, 2020

You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any applicable prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission (“SEC”). We and the Selling Stockholders have not authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We and the Selling Stockholders do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide to you. This prospectus is not an offer to sell or an offer to buy securities in any jurisdiction where offers and sales are not permitted. The information in this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any sale of securities. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find More Information” in the prospectus.

Neither we nor the Selling Stockholders have done anything that would permit a public offering of the securities or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

We urge you to read carefully this prospectus, as supplemented and amended, before deciding whether to invest in any of the Common Stock being offered.

Unless the context indicates otherwise, as used in this prospectus, the terms “Aytu,” “we,” “us,” “our,” and “our business” refer to Aytu BioScience, Inc. and its subsidiary.

We own, license, or otherwise have rights to various U.S. federal trademark registrations and applications, and unregistered trademarks and service marks, including Karbinal, Cefaclor, AcipHex Sprinkle, MiOXSYS, Natesto, Poly-Vi-Flor, Tri-Vi-Flor, and ZolpiMist. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners. We have assumed that the reader understands that all such terms are source-indicating. Accordingly, such terms, when first mentioned in this prospectus, appear with the trade name, trademark or service mark notice and then throughout the remainder of this prospectus without trade name, trademark or service mark notices for convenience only and should not be construed as being used in a descriptive or generic sense.

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PROSPECTUS SUMMARY

This prospectus summary highlights selected information contained in this prospectus and does not contain all of the information that is important to you. This prospectus summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. Before making your investment decision with respect to our Common Stock, you should carefully read this entire prospectus, any applicable prospectus supplement and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.”

The Company

Overview

We are a commercial-stage specialty pharmaceutical company focused on global commercialization of novel products addressing significant medical needs. We have multiple approved products on the market, and we seek to build a portfolio of novel therapeutics that serve large medical needs, across a range of conditions, through our in-house commercial team. Our commercial infrastructure consists primarily of a pharmaceutical sales force calling on physicians throughout the US. We focus our commercial efforts on serving large therapeutic areas and offer products with distinct patient benefits.

We acquired exclusive U.S. rights to Natesto® (testosterone) nasal gel, a novel formulation of testosterone delivered via a discreet, easy-to-use nasal gel, and we launched Natesto in the U.S. with our direct sales force in 2016. Natesto is approved by the U.S. Food and Drug Administration, or FDA, for the treatment of hypogonadism (low testosterone) in men and is the only testosterone replacement therapy, or TRT, delivered via a nasal gel. Natesto offers multiple advantages over currently available TRTs and competes in a $1.7 billion market accounting for over 6.9 million prescriptions annually. Importantly, as Natesto is delivered via the nasal mucosa and not the skin, there is no risk of testosterone transference to others, a known potential side effect and black box warning associated with all other topically applied TRTs, including the market leader AndroGel®.

In June 2018 we acquired an exclusive U.S. and Canadian license to ZolpiMist™. ZolpiMist is an FDA-approved prescription product that is indicated for the short-term treatment of insomnia and is the only oral spray formulation of zolpidem tartrate, the most widely prescribed prescription sleep aid in the U.S. ZolpiMist is commercially available and competes in the non-benzodiazepine prescription sleep aid category, a $1.8 billion prescription drug category with over 43 million prescriptions written annually. Thirty million prescriptions of zolpidem tartrate (Ambien®, Ambien® CR, Intermezzo®, Edluar®, ZolpiMist™, and generic forms of immediate-release, controlled release, and orally dissolving tablet formulations) are written each year in the U.S., representing almost 70% of the non-benzodiazepine sleep aid category. Approximately 2.5 million prescriptions are written for novel formulations of zolpidem tartrate products (controlled release and sublingual tablets). We intend to integrate ZolpiMist into our sales force’s promotional efforts as an adjunct product to Natesto as there is substantial overlap of physician prescribers among our primary care physician targets.

In November 2018 we acquired an exclusive commercial license from Tris Pharma to market Tuzistra® XR in the U.S. Tuzistra XR is indicated for the temporary relief of cough and upper respiratory symptoms associated with allergy or the common cold in patients 18 years of age and older. Tuzistra XR is a patented combination of codeine, an opiate agonist antitussive, and chlorpheniramine, a histamine-1 receptor antagonist, indicated for relief of cough and symptoms associated with upper respiratory allergies or a common cold in adults aged 18 years and older. Tuzistra XR is protected by two Orange Book-listed patents extending to 2031 and multiple pending patents. According to MediMedia, the US cough cold prescription market is worth in excess of $3 billion at current brand pricing, with 30-35 million annual prescriptions. This market is dominated by short-acting treatments, which require dosing 4-6 times a day. Tuzistra XR was developed using Tris Pharma’s liquid sustained release technology, LiquiXR®, which allows for extended drug delivery throughout a 12-hour dosing period.

In November 2019 we acquired a portfolio of six commercial assets from Cerecor, Inc. (the “Commercial Portfolio”). The Commercial Portfolio includes prescription products competing in markets exceeding $8 billion in annual U.S. sales. The portfolio consists of six established, commercialized pediatric primary care products including: Karbinal® ER, Poly-Vi-Flor®, Tri-Vi-Flor™, AcipHex® Sprinkle™, Cefaclor for Oral Suspension, and Flexichamber™.

Each product has distinct clinical features and patient-friendly benefits and are indicated to treat common pediatric and primary care conditions.

●	Karbinal® ER (carbinoxamine maleate extended-release oral suspension): Karbinal ER is an H1 receptor antagonist (antihistamine) indicated to treat various allergic conditions including seasonal and perennial allergic rhinitis, vasomotor rhinitis, and other common allergic conditions.

●	Poly-Vi-Flor® and Tri-Vi-Flor®: Poly-Vi-Flor and Tri-Vi-Flor are two complementary prescription fluoride-based supplement product lines containing combinations of vitamins and fluoride in various oral formulations. These prescription supplements are prescribed for infants and children to treat or prevent fluoride deficiency due to poor diet or low levels of fluoride in drinking water and other sources.

●	AcipHex® Sprinkle™ (rabeprazole sodium): AcipHex Sprinkle is a granule formulation of rabeprazole sodium, a commonly prescribed proton pump inhibitor. AcipHex Sprinkle is indicated for the treatment of gastroesophageal reflux disease (GERD) in pediatric patients 1 to 11 years of age for up to 12 weeks.

●	Cefaclor (cefaclor oral suspension): Cefaclor for oral suspension is a second-generation cephalosporin antibiotic suspension and is indicated for the treatment of numerous common infections caused by Streptococcus pneumoniae, Haemophilus influenzae, staphylococci, and Streptococcus pyogenes, and others.

●	Flexichamber™: Flexichamber is an anti-static, valved collapsible holding chamber intended to be used by patients to administer aerosolized medication from most pressurized metered dose inhalers (MDIs) such as commonly used asthma medications.

In the future we will look to acquire additional commercial-stage or near-market products, including existing products we believe can offer distinct commercial advantages. Our management team’s prior experience has involved identifying primarily commercial-stage assets that can be launched or re-launched to increase value, with a focused commercial infrastructure specializing in novel, niche products.

Our management team has extensive experience across a wide range of business development activities and have in-licensed or acquired products from large, mid-sized, and small enterprises in the United States and abroad. Through an assertive product and business development approach, we expect that we will build a substantial portfolio of complementary urology products.

Corporate Information

We were incorporated as Rosewind Corporation on August 9, 2002 in the State of Colorado.

Vyrix Pharmaceuticals, Inc., or Vyrix, was incorporated under the laws of the State of Delaware on November 18, 2013 and was wholly owned by Ampio Pharmaceuticals, Inc. (NYSE American: AMPE), or Ampio, immediately prior to the completion of the Merger (defined below). Vyrix was previously a carve-out of the sexual dysfunction therapeutics business, including the late-stage men’s health product candidates, Zertane and Zertane-ED, from Ampio, that carve-out was announced in December 2013. Luoxis Diagnostics, Inc., or Luoxis, was incorporated under the laws of the State of Delaware on January 24, 2013 and was majority owned by Ampio immediately prior to the completion of the Merger. Luoxis was initially focused on developing and advancing the RedoxSYS System. The MiOXSYS System was developed following the completed development of the RedoxSYS System.

On March 20, 2015, Rosewind formed Rosewind Merger Sub V, Inc. and Rosewind Merger Sub L, Inc., each a wholly-owned subsidiary formed for the purpose of the Merger, and on April 16, 2015, Rosewind Merger Sub V, Inc. merged with and into Vyrix and Rosewind Merger Sub L, Inc. merged with and into Luoxis, and Vyrix and Luoxis became subsidiaries of Rosewind. Immediately thereafter, Vyrix and Luoxis merged with and into Rosewind with Rosewind as the surviving corporation (herein referred to as the Merger). Concurrent with the closing of the Merger, Rosewind abandoned its pre-merger business plans, and we now solely pursue the specialty healthcare market, focusing on urological related conditions, including the business of Vyrix and Luoxis. When we discuss our business in this prospectus, we include the pre-Merger business of Luoxis and Vyrix.

On June 8, 2015, we (i) reincorporated as a domestic Delaware corporation under Delaware General Corporate Law and changed our name from Rosewind Corporation to Aytu BioScience, Inc., and (ii) effected a reverse stock split in which each Common Stock holder received one share of Common Stock for each 12.174 shares outstanding. At our annual meeting of stockholders held on May 24, 2016, our stockholders approved (1) an amendment to our Certificate of Incorporation to reduce the number of authorized shares of Common Stock from 300.0 million to 100.0 million, which amendment was effective on June 1, 2016, and (2) an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of 1-for-12 which became effective on June 30, 2016. At our special meeting of stockholders held on July 26, 2017, our stockholders approved an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of 1-for-20 which became effective on August 25, 2017. In addition, at our annual meeting of stockholders held on June 27, 2018, our stockholders approved an amendment to our Certificate of Incorporation to affect a reverse stock split at a ratio of up to 1-for-20, which reverse stock split became effective at a ratio of 1-for-20 on August 10, 2018. All share and per share amounts in this prospectus have been adjusted to reflect the effect of these four reverse stock splits.

Our principal executive offices are located at 373 Inverness Parkway, Suite 206, Englewood, Colorado 80112, and our phone number is (720) 437-6580. Our corporate website address is http://www.aytubio.com. The information contained on, connected to or that can be accessed via our website is not part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only and not as an active hyperlink.

The Offering

We are registering the resale of (1) 10,000,000 shares of Common Stock issuable upon exercise of 10,000,000 PIPE Warrants issued pursuant to the Purchase Agreement and (2) 10,000,000 shares of Common Stock issuable upon the conversion of 10,000 shares of Series F Preferred Stock issued pursuant to the Purchase Agreement.

Shares of Common Stock offered by the Selling Stockholders	20,000,000 shares.

Shares of Common Stock outstanding prior to this Offering	20,733,052 shares.

Shares of Common Stock outstanding after this Offering assuming exercise of all of the PIPE Warrants and conversion of all of the shares of Series F Preferred Stock	40,733,052 shares.

Use of proceeds	All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for its own account. We will not receive any of the proceeds from these sales.

Terms of PIPE Warrants	Each PIPE Warrant entitles the holder to purchase one share of our Common Stock at an exercise price of $1.25 per share, subject to adjustment. The PIPE Warrants will expire on October 11, 2024.

We will receive up to an aggregate of approximately $12.5 million from the exercise of the PIPE Warrants, assuming the exercise in full of all of the PIPE Warrants for cash. We expect to use the net proceeds from the exercise of the PIPE Warrants for general corporate purposes.

Trading Market and Ticker Symbol for Common Stock	Our Common Stock is currently listed on NASDAQ under the symbol “AYTU.”

Risk Factors	This investment involves a high degree of risk. You should read the description of risks set forth under “Risk Factors” beginning on page 5 of this prospectus and the documents incorporated by reference herein for a discussion of factors to consider before deciding to purchase our securities.

Unless otherwise indicated, all information in this prospectus excludes as of December 1, 2019:

●	1,482 shares of our Common Stock issuable upon exercise of outstanding stock options under our 2015 Stock Option and Incentive Plan at a weighted average exercise price of $325.54 per share, of which 1,482 are exercisable;

●	16,459,663 shares of our Common Stock issuable upon exercise of outstanding warrants (other than the PIPE Warrants) with a weighted average exercise price of $4.16 per share; and

●	10,205,845 shares of our Common Stock issuable upon conversion (other than the Series F Preferred Stock) of 400,000 shares of Series D Convertible Preferred Stock, and 9,805,845 shares of Series G Convertible Preferred Stock.

RISK FACTORS

An investment in our securities involves risks and uncertainties. You should consider carefully the risks described below, those beginning on page 13 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2019, and any updates to those risk factors or new risk factors contained in our subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein, as well as the other information included in this prospectus, and any applicable prospectus supplement, before making an investment decision. Any of the risk factors could significantly and negatively affect our business, financial condition, results of operations, cash flows, and prospects and the trading price of our securities.

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware is the exclusive forum for certain litigation that may be initiated by our stockholders, including claims under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our Amended and Restated Bylaws provides that the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition. Notwithstanding the foregoing, the exclusive provision shall not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts contained in this prospectus, including statements regarding our anticipated future clinical and regulatory events, future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. Forward looking statements are generally written in the future tense and/or are preceded by words such as “may,” “will,” “should,” “forecast,” “could,” “expect,” “suggest,” “believe,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” or similar words, or the negatives of such terms or other variations on such terms or comparable terminology.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including without limitation the risks described in “Risk Factors” in this prospectus and the documents incorporated by reference herein. These risks are not exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We assume no obligation to update or supplement forward-looking statements, except as may be required under applicable law.

USE OF PROCEEDS

All of the shares of Common Stock offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for its own account. We will not receive any of the proceeds from these sales.

We will receive up to an aggregate of approximately $12.5 million from the exercise of the PIPE Warrants, assuming the exercise in full of all of the PIPE Warrants for cash. We expect to use the net proceeds from the exercise of the PIPE Warrants for general corporate purposes.

DESCRIPTION OF SECURITIES

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read our certificate of incorporation in its entirety for a complete description of the rights and preferences of our securities.

General

We are authorized to issue up to 100,000,000 shares of Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share.

Excluding the Series F Preferred Stock, as of December 1, 2019, a total of 20,733,052 shares of our Common Stock were issued and outstanding, 400,000 shares of our Series D Preferred Stock were issued and outstanding and 9,805,845 shares of our Series G Preferred Stock were issued and outstanding. There were no shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, or Series E Preferred Stock issued or outstanding.

Common Stock

The holders of our Common Stock are entitled to one vote per share. Our Certificate of Incorporation does not expressly prohibit cumulative voting. The holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights.

The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of the Board of Directors and issued in the future.

Outstanding Preferred Stock

Our Certificate of Incorporation provides our Board of Directors with the authority to divide the preferred stock into series and to fix and determine the rights and preferences of the shares of any series of preferred stock established to the full extent permitted by the laws of the State of Delaware and the Certificate of Incorporation. Our preferred stock consists of the following (excluding the Series F Preferred Stock):

●	We previously designated 10,000 shares as Series A Preferred Stock. No shares of Series A Preferred Stock are outstanding as of December 1, 2019.

●	We previously designated 3,216 shares as Series B Preferred Stock. No shares of Series B Preferred Stock are outstanding as of December 1, 2019.

●	We previously designated 8,342,993 shares as Series C Preferred Stock. No shares of Series C Preferred Stock are outstanding as of December 1, 2019.

●	We previously designated 400,000 shares as Series D Preferred Stock. 400,000 shares of Series D Preferred Stock are outstanding as of December 1, 2019.

●	We previously designated 2,751,148 shares as Series E Preferred Stock. No shares of Series E Preferred Stock are outstanding as of December 1, 2019.

●	We previously designated 9,805,845 shares as Series G Preferred Stock 9,805,845 shares of Series G Preferred Stock are outstanding as of December 1, 2019.

Description of the Series F Preferred Stock

Conversion. Prior to Stockholder Approval (as defined below), the Series F Preferred Stock is non-convertible. Following Stockholder Approval, each share of Series F Preferred Stock will be convertible at any time at the holder’s option into shares of Common Stock, which conversion ratio will be subject to adjustment for stock splits, stock dividends, distributions, subdivisions and combinations. Notwithstanding the foregoing, the certificate of designation further provides that we shall not effect any conversion of the Series F Preferred Stock, with certain exceptions, to the extent that, after giving effect to an attempted conversion, the holder (together with its affiliates, and any persons acting as a group together with the holder or any of its affiliates) would beneficially own a number of shares of Common Stock in excess of 9.99%, or 40% (only with respect to Armistice Master Capital Fund Ltd.) of the shares of Common Stock then outstanding after giving effect to such exercise.

Fundamental Transaction. In the event we consummate a merger or consolidation with or into another person or other reorganization event in which our Common Stock is converted or exchanged for securities, cash, or other property, or we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets or we or another person acquires 50% or more of our outstanding shares of Common Stock, then following such event, the holders of the Series F Preferred Stock will be entitled to receive upon conversion of such Series F Preferred Stock the same kind and amount of securities, cash, or property which the holders would have received had they converted their Series F Preferred Stock immediately prior to such fundamental transaction. Any successor to us or surviving entity shall assume the obligations under the Series F Preferred Stock.

Liquidation Preference. In the event of a liquidation, the holders of Series F Preferred Stock will be entitled to participate on an as-converted-to-common-stock basis with holders of our Common Stock in any distribution of our assets to the holders of the Common Stock.

Voting Rights. With certain exceptions, as described in the certificate of designation, the Series F Preferred Stock will have no voting rights. However, as long as any shares of Series F Preferred Stock remain outstanding, the certificate of designation provides that we shall not, without the affirmative vote of holders of a majority of the then-outstanding shares of Series F Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series F Preferred Stock or alter or amend the certificate of designation; (b) amend our certificate of incorporation or other charter documents in any manner that adversely affects any rights of the holders; (c) increase the number of authorized shares of Series F Preferred Stock; or (d) enter into any agreement with respect to any of the foregoing.

Dividends. The certificate of designation provides, among other things, that we shall not pay any dividends on shares of Common Stock (other than dividends in the form of our Common Stock) unless and until such time as it pays dividends on each share of Series F Preferred Stock on an as-converted basis. Other than as set forth in the previous sentence, the certificate of designation provides that no other dividends shall be paid on shares of Series F Preferred Stock and that we shall pay no dividends (other than dividends in the form of our Common Stock) on shares of Common Stock unless we simultaneously comply with the previous sentence.

Exchange Listing. The Series F Preferred Stock is not listed on any securities exchange or other trading system.

Outstanding Warrants

As of December 1, 2019, we had outstanding warrants to purchase an aggregate of 16,459,663 shares of our Common Stock, consisting of (excluding the PIPE Warrants):

●	Warrants to purchase 35 shares of our Common Stock that were issued in February 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $3,120.00, and provide for cashless exercise;

●	Warrants to purchase 22 shares of our Common Stock that were issued in February 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $300.00, and provide for cashless exercise;

●	Warrants to purchase 58 shares of our Common Stock that were issued in May 2016 to the placement agents in our private placement of convertible notes that we conducted in July and August 2015. These placement agents’ warrants have a term of five years from the date of issuance of the related notes in July and August 2015, have an exercise price of $1,920.00, and provide for cashless exercise;

●	Warrants to purchase 1,361 shares of our Common Stock that were issued in the public offering of Common Stock and warrants we completed on May 6, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $2,400.00;

●	Warrants to purchase 767 shares of our Common Stock that were issued upon the closing of our public offering on May 5, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $2,400.00;

●	Warrants to 279 shares of Common Stock issued to the underwriters of our public offering. These warrants are exercisable beginning May 2, 2017 until May 2, 2021 and have an exercise price equal to $300.00;

●	Warrants with a release to purchase 221 shares of Common Stock issued to the Luoxis stockholders. These warrants expire on July 7, 2021 and have an exercise price equal to $1,600.00;

●	Warrants to purchase 10,548 shares of our Common Stock that were issued upon the closing of our public offering on November 2, 2016. These warrants are exercisable for five years from issuance and have an exercise price equal to $744.00;

●	Warrants to purchase 1,009 shares of Common Stock issued to the underwriters of our November public offering. These warrants are exercisable beginning October 27, 2016 until October 27, 2021 and have an exercise price equal to $300.00;

●	Warrants to purchase 221,006 shares of our Common Stock that were issued in the public offering of Common Stock, preferred stock and warrants we completed on August 15, 2017. These warrants are exercisable for five years from issuance and have an exercise price equal to $72.00;

●	Warrants to purchase 19,749 shares of our Common Stock that were issued in August 2017 to the placement agents in our public offering of Common Stock, preferred stock and warrants we completed on August 15, 2017. These placement agents’ warrants have a term of five years from August 25, 2017, and have an exercise price of $72.00, and provide for cashless exercise;

●	Warrants to purchase 1,527,606 shares of our Common Stock that were issued in the public offering of Common Stock, preferred stock and warrants we completed on March 6, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $10.80;

●	Warrants to purchase 100,000 shares of our Common Stock were issued on March 23, 2018. These warrants are exercisable for five years from issuance and have an exercise price equal to $10.80;

●	Warrants to purchase 10,423,600 shares of our Common Stock were issued on October 9, 2018, of which 10,173,593 are issued and outstanding. These warrants are exercisable for five years from issuance and have an exercise price equal to $1.50; and

●	Warrants to purchase 4,403,409 shares of our Common Stock were issued on April 18, 2019. These warrants are exercisable for five years from issuance and have an exercise price equal to $1.00.

Description of the PIPE Warrants

General. The PIPE Warrants entitle each Selling Stockholder to purchase 5,000,000 shares of Common Stock at an exercise price of $1.25 per share, subject to adjustment as discussed below. The PIPE Warrants will expire on the five-year anniversary from the date this Registration Statement is declared effective by the SEC.

Exercise. Prior to Stockholder Approval, the PIPE Warrants are not exercisable. Following Stockholder Approval, the PIPE Warrants may be exercised by providing an executed notice of exercise form followed by full payment of the exercise price or on a cashless basis, if applicable. The Selling Stockholders do not have the rights or privileges of holders of Common Stock or any voting rights with respect to the shares of Common Stock represented by the PIPE Warrants until such Selling Stockholder exercises the PIPE Warrant and receives its shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the PIPE Warrants, the Selling Stockholders will be entitled to one vote for each share held of record on all matters to be voted on by stockholders generally.

Beneficial Ownership Limitation. Each Selling Stockholder will be subject to a requirement that they will not have the right to exercise the PIPE Warrants to the extent that, after giving effect to such exercise, such Selling Stockholder (together with its affiliates) would beneficially own in excess of 9.99% or 40% (only with respect to Armistice Capital Master Fund Ltd.) of the shares of Common Stock of the Company outstanding immediately after giving effect to such exercise.

Anti-Dilution Protection. If the number of outstanding shares of Common Stock: (i) is increased by a stock dividend payable in shares of Common Stock; (ii) is increased by a split-up of shares of Common Stock; (iii) is decreased by a combination of outstanding shares of Common Stock; or (iv) is reclassified by the issuance of any shares of Common Stock of the Company then, on the effective date of such event, the exercise price of the PIPE Warrant will be multiplied by a fraction of which the numerator is (x) the number of shares of Common Stock outstanding immediately prior to such event and the denominator is (y) the number of shares of Common Stock outstanding immediately after such event, and the number of shares of Common Stock issuable upon exercise of the PIPE Warrant will be proportionately adjusted such that the aggregate exercise price will remain unchanged. Such adjustment will be effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will be effective immediately after the effective date in the case of a subdivision, combination or re-classification.

In addition, if the Company, at any time while the PIPE Warrants are outstanding and unexpired, grants, issues or sells any: (i) securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock; or (ii) rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of shares of Common Stock (the “Purchase Rights”), then the Selling Stockholders will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which it could have acquired if it had held the number of shares of Common Stock acquirable upon complete exercise of the PIPE Warrants immediately before the date on which a record is taken or the record holders are determined for the grant, issuance or sale of such Purchase Rights.

If the Company, at any time while the PIPE Warrants are outstanding and unexpired, declares or makes any dividend or other distribution of assets to holders of Common Stock, by way of return of capital or otherwise, at any time after the issuance of the PIPE Warrants, then the Selling Stockholders shall be entitled to participate in such distribution to the same extent that it would have participated therein had it held the number of shares of Common Stock acquirable upon complete exercise of the PIPE Warrant immediately before the date of which a record is taken or the record holders are determined for such distribution.

Fundamental Transaction. In the event of a “fundamental transaction” then, upon a subsequent exercise of the PIPE Warrants, the Selling Stockholders will have the right to purchase and receive the same kind and amount of consideration receivable by the stockholders of the Company in such fundamental transaction. The Company will cause the surviving company in a fundamental transaction to assume the obligations of the Company under the PIPE Warrants. For purposes of the PIPE Warrants, a “fundamental transaction” includes, subject to certain exceptions: (i) any reclassification, reorganization or recapitalization of the Common Stock of the Company; (ii) any merger or consolidation of the Company with or into another corporation; (iii) any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of the Company’s assets in one or more transactions; (iv) any, direct or indirect, purchase offer, tender offer or exchange offer is completed pursuant to which stockholders are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Common Stock of the Company; or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination with another person whereby such other person acquires more than 50% of the outstanding shares of Common Stock of the Company.

Amendments. The PIPE Warrants provide that the terms of the PIPE Warrants may be amended only in writing signed by the Company and such Selling Stockholder.

Outstanding Options

On June 1, 2015, our stockholders approved the 2015 Stock Option and Incentive Plan, which provides for the award of stock options, stock appreciation rights, restricted stock and other equity awards for up to an aggregate of 3,000,000 million shares of Common Stock. The shares of Common Stock underlying any awards that are forfeited, canceled, reacquired by us prior to vesting, satisfied without any issuance of stock, expire or are otherwise terminated (other than by exercise) under the 2015 Plan will be added back to the shares of Common Stock available for issuance under the 2015 Plan.

As of December 1, 2019, we had outstanding options to purchase an aggregate of 1,482 shares of our Common Stock at a weighted average exercise price of $325.54 per share. Of these, an aggregate of 1,482 are exercisable.

The 2015 Plan is administered by our Board or a committee designated by the Board (as applicable, the Administrator). The Administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. The Administrator may delegate to our Chief Executive Officer the authority to grant stock options and other awards to employees who are not subject to the reporting and other provisions of Section 16 of the Exchange Act and not subject to Section 162(m) of the Code, subject to certain limitations and guidelines.

Persons eligible to participate in the 2015 Plan are full or part-time officers, employees, non-employee directors, directors and other key persons (including consultants and prospective officers) of our company and its subsidiaries as selected from time to time by the Administrator in its discretion. Approximately 35 individuals are currently eligible to participate in the 2015 Plan, which includes officers, employees who are not officers, non-employee director, former employees and other individuals who are primarily consultants.

The 2015 Plan provides that upon the effectiveness of a “sale event” as defined in the 2015 Plan, except as otherwise provided by the Administrator in the award agreement, all stock options, stock appreciation rights and other awards will be assumed or continued by the successor entity and adjusted accordingly to take into account the impact of the transaction. To the extent, however, that the parties to such sale event do not agree that all stock options, stock appreciation rights or any other awards shall be assumed or continued, then such stock options and stock appreciation rights shall become fully exercisable and the restrictions and conditions on all such other awards with time-based conditions will automatically be deemed waived. Awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a sale event in the Administrator’s discretion. In addition, in the case of a sale event in which our stockholders will receive cash consideration, we may make or provide for a cash payment to participants holding options and stock appreciation rights equal to the difference between the per share cash consideration and the exercise price of the options or stock appreciation rights in exchange for the cancellation thereto.

Quotation on the NASDAQ Capital Market

Our Common Stock is quoted on the NASDAQ Capital Market under the symbol “AYTU”. We have two series of warrants quoted on the OTCQB under the symbols “AYTUW” and “AYTUZ”.

Transfer Agent

The transfer agent of our Common Stock is Issuer Direct Corporation. Their address is 500 Perimeter Park Drive, Suite D, Morrisville, NC 27560.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or

●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;

●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our certificate of incorporation and bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Certificate of Incorporation and Bylaw. Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change of control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Common Stock. Among other things, these provisions include:

●	the authorization of 50,000,000 shares of “blank check” preferred stock, the rights, preferences and privileges of which may be established and shares of which may be issued by our Board of Directors at its discretion from time to time and without stockholder approval;

●	limiting the removal of directors by the stockholders;

●	allowing for the creation of a staggered board of directors;

●	eliminating the ability of stockholders to call a special meeting of stockholders; and

●	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings.

PRIVATE PLACEMENT

On October 11, 2019, the Company entered into Securities Purchase Agreements (the “Purchase Agreements”) with the Selling Stockholders providing for the issuance and sale by the Company (the “Offering”) of $10,000,000 worth of: (i) shares of the Series F Preferred Stock which are convertible into shares of Common Stock (the “Conversion Shares”); and (ii) the PIPE Warrants exercisable for shares of Common Stock (the “Warrant Shares”) having an exercise price equal to $1.25 and containing a cashless exercise provision. The closing of the Offering occurred on October 16, 2019. The Series F Preferred Stock and PIPE Warrants were issued under the Securities Act in reliance on the exemptions provided by Section 4(a)(2) and/or Regulation D promulgated thereunder and in reliance on similar exemptions under applicable state laws. Accordingly, the Selling Stockholders may exercise the PIPE Warrants and sell the underlying Warrant Shares only pursuant to an effective registration statement under the Securities Act covering the resale of those Warrant Shares, an exemption under Rule 144 under the Securities Act, or another applicable exemption under the Securities Act.

In connection with the Offering, we entered into a Registration Rights Agreement in which we agreed to file with the SEC, on or prior to ninety days from October 11, 2019, a registration statement covering the resale by the Selling Stockholders of the Conversion Shares and the Warrant Shares. We have also agreed to use our reasonable best efforts to have the registration statement declared effective by the SEC by the one hundred- and twentieth-day following October 11, 2019 (or the one hundred- and fiftieth-day following October 11, 2019, in the event of a full review by the SEC). Upon receipt of Stockholder Approval, each PIPE Warrant will be exercisable and will expire five years from the time this Registration Statement covering the Conversion Shares and Warrant Shares is declared effective by the SEC.

The Series F Preferred Stock and PIPE Warrants are exercisable only after we obtain stockholder approval as required by Nasdaq Marketplace Rule 5635(d) (the “Stockholder Approval”). Nasdaq Marketplace Rule 5635(d) requires stockholder approval in connection with a transaction other than a public offering involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for a price that is less than the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. As described above, the Series F Preferred Stock and the PIPE Warrants are not convertible or exercisable into shares of common stock until Stockholder Approval is received. We have filed a preliminary proxy statement with the SEC on November 4, 2019 as amended on November 21, 2019 (File No. 001-38247).

If we obtain Stockholder Approval, and subject to certain ownership limitation described below, the Series F Preferred Stock shall be convertible at any time at the option of the holder into Conversion Shares at a price of $1.00 per share. The conversion price is subject to adjustment in the case of stock splits, stock dividends, combinations of shares and similar recapitalization transactions. In addition, the Series F Preferred Stock will be subject to anti-dilution provisions until such time that is the earlier of, (i) the two-year anniversary date of the original issuance date; and (ii) when 85% of the Series F Preferred Stock has been converted.

SELLING STOCKHOLDERS

The Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, upon exercise of the warrants. We are registering the shares of common stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. For additional information regarding the issuance of those shares of common stock and PIPE Warrants see “Private Placement” above. Except as disclosed in the footnotes, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Stockholders. The second column lists the number of shares of common stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Common Stock and warrants, as of December 1, 2019, assuming exercise of the PIPE Warrants and the conversion of the Series F Preferred Stock held by the Selling Stockholders on that date, without regard to any limitations on exercises.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of a registration rights agreement with the Selling Stockholders, this prospectus generally covers the resale of the sum of  the maximum number of shares of Common Stock issuable upon the conversion of the Series F Preferred Stock and the exercise of the  PIPE Warrants, determined as if the outstanding Series F Preferred Stock and PIPE Warrants were converted or exercised in full, as applicable, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the conversion of the Series F Preferred Stock or the exercise of the PIPE Warrants. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the Series F Preferred Stock and the PIPE Warrants, a selling stockholder may not convert the Series F Preferred Stock or exercise the PIPE Warrants to the extent such exercise would cause such selling stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 9.99% or 40% (only with respect to Armistice Capital Master Fund Ltd.) of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon the conversion of the Series F Preferred Stock and the exercise of the PIPE Warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of shares of Common Stock Owned Prior to Offering	Maximum Number of shares of Common Stock to be Sold Pursuant to this Prospectus	Number of shares of Common Stock Owned After Offering
Armistice Capital Master Fund Ltd. (♐)	26,504,008	10,000,000	16,504,008
Altium Capital Management, LP	10,000,000	10,000,000	—
Total	36,504,008	20,000,000	16,504,008

(♐) –  Armistice Capital Master Fund Ltd. entered into an agreement between Aytu limiting at any given time the ability of  Armistice Capital Master Fund Ltd. to own more than 40% of the outstanding common stock.

1	Steven J. Boyd is the Chief Investment Officer and Founder of Armistice Capital, LLC, the investment manager of Armistice Capital Master Fund Ltd. Armistice Capital Master fund Ltd. is one of the Selling Stockholders and Mr. Boyd is a member of our board of directors. Each of Armistice Capital, LLC and Mr. Boyd disclaims beneficial ownership over the listed securities except to the extent of their pecuniary interest therein.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal Trading Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities covered by this prospectus has been passed upon for us by Dorsey & Whitney LLP, Salt Lake City, Utah.

EXPERTS

The consolidated financial statements of Aytu BioScience, Inc. at June 30, 2019 and 2018, and for each of the two years in the period ended June 30, 2019 have been audited by Plante & Moran, PLLC, independent registered public accounting firm. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge through the Internet. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We also maintain a website at http://www.aytubio.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents:

●	our Preliminary Proxy Statement filed with the SEC on November 4, 2019, as amended on November 21, 2019;

●	our Annual Report on Form 10-K for the fiscal year ended June 30, 2019;

●	our Quarterly Report on Form 10-Q for the quarters ended September 30, 2019;

●	our Current Reports on Form 8-K filed with the SEC on August 2, 2019, September 18, 2019, October 15, 2019, November 4, 2019 (as amended), November 12, 2019, November 26, 2019, December 2, 2019 and December 11, 2019;

●	the description of our Common Stock contained in our Registration Statement on Form 8-A, as filed with the SEC on October 17, 2017, including any amendment or report filed for the purpose of updating such description; and

●	all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File Number 001-38247) after the date of this prospectus and before the termination of the offering contemplated hereby.

We also incorporate by reference any future filings (other than information furnished under Items 2.02 or 7.01 of any Current Reports on Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement, excluding, in each case, information deemed furnished and not filed.

Any statement contained in this prospectus, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may obtain copies of these documents, at no cost to you, from our website (www.aytubio.com), or by writing or telephoning us at the following address:

Aytu BioScience, Inc.

373 Inverness Parkway, Suite 206

Englewood, CO 80112

Tel: (720) 437-6580

10,000,000 Shares of Common Stock Issuable upon Exercise of PIPE Warrants

10,000,000 Shares of Common Stock Issuable upon Conversion of Series F Convertible Preferred Stock

January 10, 2020